FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: April 15, 2004                                                   By :    /s/Harvey Keats/s/
                                                                    Title:     President

DONNE R M INERALS LTD.

                                                      Number: 008-04
Dated: April 15, 2004           TSX Venture Exchange Symbol: DML
      Frankfurt Stock Exchange Symbol: DNL

FALCONBRIDGE DROPS SOUTH VOISEY BAY PROJECT OPTION

VANCOUVER (April 15, 2004) - Mr. Harvey Keats, President of Donner Minerals Ltd., reports that the Company has been advised that Falconbridge Limited will not be pursuing its option to earn a 50% interest in the South Voisey Bay Project. Donner and its South Voisey Bay Project partners continue to believe that the project has the potential to host a major nickel sulphide deposit. Donner and its partners will continue to investigate various means to move the South Voisey Bay Project forward.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com